BIRD GLOBAL, INC.

392 NE 191st Street #20388

Miami, Florida 33179

May 25, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bird Global, Inc.
Registration Statement on Form S-1, originally filed May 25, 2022
File No. 333-265215

Ladies and Gentlemen:

Bird Global, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:05 PM, Eastern Time, on May 27, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Christopher J. Clark of Latham & Watkins LLP at (202) 637-2374 to provide notice of effectiveness.

Very truly yours,

BIRD GLOBAL, INC.

/s/ Lisa Murison
Lisa Murison
General Counsel and Secretary

cc:	Travis VanderZanden, Bird Global, Inc.
Rachel W. Sheridan, Latham & Watkins LLP
Christopher J. Clark, Latham & Watkins LLP